Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2001	2000	1999	1998	1997	1996
	(amounts in thousands)
Net loss	$(572,364)	$(1,411,273)	$(719,968)	$(124,546)	$(31,020)	$(6,246)
Equity in losses of equity-method investees	28,472	304,596	76,769	2,905	—	—

Net loss before equity in losses of equity-method investees	(543,892)	(1,106,677)	(643,199)	(121,641)	(31,020)	(6,246)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	103,942	130,921	84,566	26,639	326	5
Assumed interest element included in rent expense	7,248	10,773	4,732	2,833	700	90

	111,190	141,694	89,298	29,472	1,026	95

Adjusted earnings (loss)	(432,702)	(964,983)	(553,901)	(92,169)	(29,994)	(6,151)
Fixed charges	(111,190)	(141,694)	(89,298)	(29,472)	(1,026)	(95)

Deficiency in earnings to cover fixed charges	$(543,892)	$(1,106,677)	$(643,199)	$(121,641)	$(31,020)	$(6,246)